WHITE OAK GROWTH STOCK PORTFOLIO
                       PIN OAK AGGRESSIVE STOCK PORTFOLIO
                       RED OAK TECHNOLOGY SELECT PORTFOLIO

                    SCHEDULE A DATED AS OF DECEMBER 31, 1998
                         TO THE ADMINISTRATION AGREEMENT
                                     BETWEEN
                              OAK ASSOCIATES FUNDS
                                       AND
                               SEI FUND RESOURCES


Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the White Oak Growth Stock Portfolio, Pin Oak Aggressive Stock Portfolio and Red Oak Technology Select Portfolio ("Portfolios") at an annual rate of .15% on the first $250 million of assets; .12% on the next $200 million of assets; .10% on the next $200 million of assets and .08% on all assets over $650 million. The fees are calculated daily per Portfolio and paid monthly. There is a minimum annual administration fee of $50,000 on the existing Portfolios and $75,000 on any new portfolios.

Term: Pursuant to Article 9, the term of this Agreement shall commence on August 12, 1997 and shall remain in effect for 3 years. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the non-breaching party may immediately terminate this Agreement.